SAFRAN

Rule 12g3-2(b) **File No. 82-34974**

Annex

I. PRESS RELEASES

August 25, 2006 – SAFRAN confirms the resignation of Gregoire Olivier and the appointment of Xavier Lagarde as Head of the Communications Branch

II. **DOCUMENTS PROVIDED TO REGULATORY AUTHORITIES OR STOCK EXCHANGES AND MADE PUBLIC BY SUCH ENTITIES**

No.

III. **DOCUMENTS PROVIDED TO SHAREHOLDERS, PUBLISHED OR MADE AVAILABLE TO THE PUBLIC**

No.

 SAFRAN

Press release

SAFRAN confirms the resignation of Grégoire Olivier and the appointment of Xavier Lagarde as Head of the Communications Branch

Paris, 25 August 2006

SAFRAN confirms the resignation of Grégoire Olivier from all his functions within the SAFRAN Group to take effect from Wednesday 23 August.

The Chairman of the Supervisory Board, Mario Colaiacovo, and the Chief Executive Officer, Jean-Paul Béchat, have decided to ask Xavier Lagarde to take over the general management of the Communications Branch.

The Board of Directors of the company Sagem Communication will meet shortly, when the administrator representing SAFRAN will propose the appointment of Xavier Lagarde as company Chairman and CEO.

The appointment of Xavier Lagarde as Executive Vice President of the Communications Branch will take effect from Monday 28 August 2006.

Xavier Lagarde was until now Director of Quality at the SAFRAN Group. He is a member of SAFRAN 's Supervisory Board.

CV appended.

***SAFRAN** is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 58,000 employees in over 30 countries, and annual revenues exceeding 10 billion euros. SAFRAN comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

SAFRAN
Communications Management

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contacts
Olivier LAPY

Tel +33 (0)1 40 60 80 29
Fax +33 (0)1 40 60 80 26

olivier.lapy@safran.fr

Xavier LAGARDE



Age 58

Married, 3 children

Graduate Engineer ENSICA - 1972
Master of Sciences in Aeronautics at CALTECH (California Institute of Technology) - 1973

1974 - 1981	:	Design Engineer at the Avionics R&D Unit, Sagem Center, Pontoise.
1981 - 1986	:	Director of the Avionics R&D Unit, Sagem Center, Pontoise.
1986 - 1987	:	Deputy Director of the R&D Center, Sagem, Argenteuil.
1987 - 1989	:	Director of the R&D Center, Sagem, Eragny.
1989 - 2001	:	Vice President, Human Resources, Sagem Group.
1999 - 2000	:	Executive Director of SFIM, in charge of the restructuring and integration of this company inside Sagem.
2001 - 2005	:	Vice President, Production and Quality at the Sagem Group and Member of the Supervisory Board.
Since 2005	:	Vice President, Quality of the SAFRAN Group and Member of the Supervisory Board.

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Août 2006